ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

Alison.Ryan@pacificlife.com

May 20, 2025

Michael Rosenberg

Attorney-Adviser

Division of Investment Management

U.S Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RosenbergMi@sec.gov

RE:         Initial Registration Statement on Form N-4, of the Registration Statement for Pacific Protective Growth NY Limited Premium Registered Index-Linked Deferred Annuity (333-287367).

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Life & Annuity Company (“PL&A”), we hereby request the withdrawal of the Initial Registration Statement (“Initial filing”) to the above referenced Registration Statement, filed on May 16, 2025.

We request withdrawal of the Initial filing due to an error in the filing. As a result, we respectfully request the withdrawal of the Initial filing as soon as practicable.

No securities were sold in connection with this Initial filing.

Please note that we are filing this application to request a withdrawal of the above referenced Initial filing only.

If you have any questions, please contact me at the number above.

Sincerely,

/s/ Alison Ryan

Alison Ryan

Assistant Vice President & Managing Assistant General Counsel II